United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  _____.)

Press Release
Signatures

FREE TRANSLATION FROM THE PORTUGUESE
MINUTES OF THE ORDINARY GENERAL SHAREHOLDERS’ MEETING OF VALE S.A., HELD ON APRIL 19TH, 2011.
LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
01 — DATE, TIME AND VENUE:
At the head office of Vale S.A. (“Vale”), located at Avenida Graça Aranha, No. 26, 19th floor, in the City of Rio de Janeiro, on April 19, 2011, at 11a.m.
02 — PANEL:
Chairman: Mr. Ricardo José da Costa Flores
Secretary: Mr. Fábio Eduardo de Pieri Spina
03 — ATTENDANCE AND QUORUM:
Attended by the shareholders representing 60,35% of the voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the required quorum for the Ordinary General Shareholders Meeting to be properly constituted. Therefore, the Extraordinary General Shareholders Meeting shall not be constituted, since the required minimum quorum under Article 135 of Law #6,404/76 was not reached in order to resolve upon item 2.1 of the Agenda. The Extraordinary Shareholders Meeting shall take place at second call on a later date to be informed.
Also present are Mr. Guilherme Perboyre Cavalcanti, Vale’s Chief Finance and Investor Relations Officer; Messrs Marcos Donizete Panassol and Murilo Muller, representatives of the External Auditors PricewaterhouseCoopers Auditores Independentes, pursuant to §1st of Article 134, of Law #6,404/76; and Messrs Aníbal Moreira dos Santos, Marcelo Amaral Moraes, and Antonio José de Figueiredo Ferreira, effective members of the Fiscal Council, pursuant to Article 164 of Law #6,404/76.

Continuation of the Minutes of the Ordinary General Shareholders’ Meeting
held on April 19th, 2011.
04 — SUMMONS:
Notices of the Ordinary and Extraordinary General Shareholders’ Meetings were duly published in the Jornal do Commercio on March 18, 19 and 20 (sole edition), 21 and 22, 2011; in the Rio de Janeiro Official State Gazette on March 18, 21 and 22, 2011; and in the Diário Comércio Indústria e Serviços (“DCI”) on March 18, 19, 20 and 21 (sole edition), and 22, 2011, with the following Agenda:
4.1. Ordinary General Shareholders Meeting
4.1.1	Appreciation of the managements’ report, and analysis, discussion and vote on the financial statements for the fiscal year ending on December 31, 2010;
4.1.2.	Proposal to the destination of profits of the said fiscal year and approval of the investment budget for Vale, pursuant to article 196 of the Brazilian Corporate Law;
4.1.3.	Appointment of the members of the Board of Directors;

4.1.4	Appointment of the members of the Fiscal Council; and

4.1.5	Establishment of the remuneration of the Senior Management and Fiscal Council members.
Extraordinary General Shareholders Meeting
4.2.1.	Proposal for a capital increase, through capitalization of reserves, without the issuance of shares, and the consequent change of the head of Article 5 of Vale ´s By-Laws.
05 — READING OF DOCUMENTS:
The reading of the following documents made available at the Meeting was unanimously waived by the shareholders as the content of the same was already known: (i) the Convening Notice, (ii) Management Report, Financial Statements for the fiscal year ended December 31, 2010, including the Consolidated Statements, External Auditors Report by PricewaterhouseCoopers Auditores Independentes, published in the Jornal do Commercio, the Official Gazette of the State of Rio de Janeiro, and DCI on March 16, 2011; (iii) Executive Officers Report pursuant to item 10 of CVM Rule #480/09; (iv) the Fiscal Council, Accounting Committee and Board of Directors Reports on the Management Report, Financial Statements for the fiscal year ended December 31, 2010; (v) Proposal of the Executive Officers Board relating to the allocation of the income for the fiscal year ended December 31, 2010 and the Investment Budget, as well as the related Annex 9-1-II prepared pursuant to CVM Rule #481/09; (vi) Board of Directors and Fiscal Council Reports on the destination of profits; (vii) Senior Management Compensation, pursuant to Item 13 of CVM Rule #480/09; and (viii) Manual containing the information on the Agenda, in particular related to the appointees of the employees to the Board of Directors, chosen by means of a separate voting procedure, and the appointees of Valepar S.A. to the Board of Directors and the Fiscal Council, pursuant to items 12.6 up to 12.10 of the CVM Rule#480/09. Therefore, after discussion and comments by the shareholders on the above-mentioned documents, the following resolutions were made:

Continuation of the Minutes of the Ordinary General Shareholders’ Meeting
held on April 19th, 2011.
06 — RESOLUTIONS:
The following resolutions were approved by all voting shareholders, not counting, however, the voting abstention.
6.1.
by the majority of shareholders, the present written minutes were approved in a summarized form as well as the respective publication of the same, omitting the signatures of the present shareholders, pursuant to article 130, §§1st and 2nd, of Law #6,404/76;

6.2.
by the majority of the shareholders, the dissension and the voting abstentions forms of the Federal Union, the funds managed by Argucia Capital Management and Banco do Brasil, have been received by the Panel and were duly noted, the Management Report and the Financial Statements, as well as of the External Auditors Report by PricewaterhouseCoopers Auditores Independentes, all related to the fiscal year ending on December 31, 2010, with favorable opinions issued by the Fiscal Council, the Accounting Committee, and the Board of Directors dated as of February 24, 2011;

6.3.
by the majority of the shareholders, the dissension and the voting abstentions forms of the Federal Union, the funds managed by Argucia Capital Management and Banco do Brasil, and Danilo Chammas, have been received by the Panel and were duly noted, the proposal by the Executive Officers Board, with favorable opinion by the Board of Directors and the Fiscal Council, both issued on February 24, 2011, to allocate the earnings from the year ending on December 31, 2010, as follows:

“PROPOSAL FOR THE DESTINATION OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2010. Dear Members of the Board of Directors, the Executive Officers Board of Vale S.A. (Vale), in lieu with Article 192 of Law #6,404 (as amended by Laws #10,303 and #11,638) and Articles 41 to 44 of Vale’s Bylaws, hereby presents to the Board of Directors the proposal for the destination of income earned in the fiscal year ended December 31, 2010. The net income for the year, evidenced in the Financial Statements, amounted R$30,070,050,530.41 (thirty billion, seventy million, fifty thousand, five hundred and thirty Reais and forty-one cents), accounted as per the norms and pronouncements issued by the Brazilian Securities and Exchange Commission (CVM) / Accounting Standards Committee (CPC). The net income shall be added to the income from the adoption of new accounting pronouncements issued by the CVM / CPC in the amount of R$6,003,167,800.00 (six billion, three million one hundred and sixty-seven thousand eight hundred Reais). The sum of these values amounts R$36,073,218,330.41 (thirty-six billion, seventy-three million two hundred and eighteen thousand, three hundred thirty Reais and forty-one cents) for which we propose the following allocation: I — LEGAL RESERVE. In this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of Capital by force of provided in the Article 193 of Law #6404 and in the Article 42 of Vale’s Bylaws, that is, R$1,803,660,916.52 (one billion, eight hundred and three million, six hundred and sixty thousand, nine hundred and sixteen Reais and fifty-two cents). The allocation to this reserve shall not recorded in the year in which the balance of the legal reserve, plus the amount of capital reserves (Article 182 of Law #6404/76) exceeds 30% of the share capital. II — TAX INCENTIVE RESERVES. Vale is entitled to income tax reduction benefits on earned profits from regulated exploration pursuant to: (a) Report Establishing No. 0154/2004 issued by the Agência de Desenvolvimento do Nordeste — ADENE, current known as Superintendência de Desenvolvimento do Nordeste — SUDENE related to tax incentives granted for the extraction of sodium chloride and potassium chloride in Sergipe, (b) Report Establishing No. 023/2007 issued by the Agência de

Continuation of the Minutes of the Ordinary General Shareholders’ Meeting
held on April 19th, 2011.
Desenvolvimento da Amazônia — ADA, current known as Superintendência de Desenvolvimento da Amazônia — SUDAM related to tax incentives granted for the extraction of copper in Para, (c) Report Establishing No. 265/2008 issued by the Agência de Desenvolvimento da Amazônia — ADA, current known as Superintendent of the Amazon Development — SUDAM relative to tax incentives granted for the extraction of bauxite in Para, (d) Report Establishing No. 105/2009 issued by the Superintendência de Desenvolvimento da Amazônia — SUDAM related to tax incentives granted for the extraction of iron ore in Para; and (e) Declaration No. 10/2009 issued by the Superintendência de Desenvolvimento da Amazônia — SUDAM related to tax incentives granted for the extraction of iron ore in Para. The mechanics of such incentives provides that part of the income tax due shall be reinvested in the purchase of equipments for the incentive operation. According to the tax legislation that governs this tax incentive, pursuant to Article 545 of the Income Tax Regulation (RIR), the tax that is not paid due to this reduction may not be distributed to shareholders, and shall be recorded in a reserve account utilized exclusively for increasing capital or absorbing losses Considering that, under Article 195-A of Law #6404, as amended by Law #11638, we propose to allocate to this reserve the amount of R$1,022,135,742.36 (one billion, twenty-two million, one hundred and thirty-five thousand, seven hundred and forty-two Reais and thirty-six cents). III — DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY. Pursuant to Article 42 of Vale’s Bylaws, after establishing the legal reserve, the proposed allocation of the remaining amount of the net income at the end of each fiscal year shall be submitted to the Annual Shareholders’ Meeting by the Board of Directors, considering that the amount of interest paid or credited as interest on shareholders’ equity, according to Article 9, Paragraph 7 of Law #9249/95, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. Pursuant to Article 202 of Law #6404, at least 25% of annual net income, adjusted under the legislation shall be allocated to dividend payments. The adjusted net income, which for 2010 amounted to R$36,073,218,330.41 (thirty-six billion, seventy-three million two hundred and eighteen thousand, three hundred thirty Reais and forty-one cents), corresponds to net income of the year R$30,070,050,530.41 (thirty billion, seventy million, fifty thousand, five hundred and thirty Reais and forty-one cents), plus retained earnings from the adoption of new accounting pronouncements issued by the CVM in the amount of R$6,003,167,800.00 (six billion, three million one hundred and sixty-seven thousand eight hundred Reais), deducted of the amount of the constituted legal reserve of R$1,803,660,916.52 (one billion, eight hundred and three million, six hundred and sixty thousand, nine hundred and sixteen Reais and fifty-two cents), and of the destination to the tax incentives reserve of R$1,022,135,742.36 (one billion, twenty-two million, one hundred thirty-five thousand, seven hundred and forty-two Reais and thirty-six cents). Thus, the minimum mandatory dividend of 25% of adjusted net income reaches the total amount of R$8,311,855,417.88 (eight billion, three hundred and eleven million, eight hundred fifty-five thousand, four hundred and seventeen Reais and eighty-eight cents), which corresponds to R$1.59283 (one real, fifty-nine cents, two tenths, eight hundredths and three millicents) per outstanding common and preferred share. Under Article 5, Paragraph 5 of Vale’s Bylaws, the holders of preferred classes A and golden shares are entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of Vale’s Bylaws as per the following criteria: (a) priority to receipt of dividends corresponding to (i) at least 3% (three percent) of the net equity share value, calculated based on the financial statements which served as reference for the

Continuation of the Minutes of the Ordinary General Shareholders’ Meeting
held on April 19th, 2011.
payment of dividends or (ii) 6% (six percent) calculated over the parcel of capital represented by this class of shares, whichever is higher among them; (b) right to participate in the profits distributed, on equal terms with common shares after is assured to them a dividend equal to the minimum annual dividend established in accordance with the paragraph “a” above. On December 31, 2010, the reference value for the minimum annual dividend of preferred shares, based on (a) 6% on preferred capital for outstanding preferred share is R$1,179,008,446.88 (one billion, one hundred seventy-nine million, eight thousand, four hundred forty-six Reais and eighty-eight cents), corresponding to R$0.586884 (five hundred eighty-six thousand eighty hundred eighty-four thousandths of a cent) or (b) 3% of the equity of the outstanding preferred share is R$1,417,481,262.64 (one billion, four hundred and seventeen million, four hundred eighty-one thousand, two hundred sixty-two Reais and sixty-four cents), corresponding to R$0.705590 (seventy cents, five tenths, five hundredths and ninety thousandths of cents) per outstanding preferred share, whichever is greater. Thus, the fiscal year net income is sufficient for the full payment of fixed or minimum dividends. There is no cumulative unpaid portion. Considering the prerogative to pay interest on shareholders’ equity, based on Articles 5, 42, sole paragraph and 45 of Vale’s Bylaws, as well as the Vale’s cash situation and the option for equitable treatment of shareholders, the Executive Officers Board proposes: (a) To ratify the distribution of interest on shareholders’ equity based on the Executive Officers Board proposal and approved by the Board of Directors, at the meeting held on October 14, 2010, in the total gross amount of R$1,674,616,571.87 (one billion, six hundred and seventy four million, six hundred and sixteen thousand, five hundred and seventy-one Reais and eighty-seven cents), equivalent to R$0.320914 (three hundred twenty thousand nine hundred fourteen thousandths of a cent) per outstanding common or preferred share, based on June 2010 financials, paid from October 30, 2010; (b) To ratify the distribution of interest on shareholders’ equity based on the Executive Officers Board proposal approved by the Board of Directors, at the meeting held on January 14, 2011 in the amount of R$1,670,100,000.00 (one billion, six hundred and seventy million, one hundred thousand real), equivalent to R$0.320048 (three hundred twenty thousand forty-weight thousandths of a cent) per outstanding common or preferred share, based on June 2010 financials, paid from January 31, 2011; (c) To approve the payment of the total gross amount of R$6,433,936,860.93 (six billion, four hundred thirty-three million, nine hundred thirty-six thousand, eight hundred and sixty dollars and ninety-three cents) from interest on shareholders equity equivalent to R$1.232961 (one real, twenty-three cents, twenty-nine and sixty-one hundredths millicents), to be paid in two installments, in April and October 2011 respectively, and the Board of Directors can, pursuant to article 14, section XVI of the Bylaws of the Vale, as well as Article 192 of Law 6404/76, ad referendum to decide the Annual General Meeting on the respective payment, as holder or beneficial owner (“usufrutuário”) of shares issued by Vale. There shall be neither monetary correction nor interest upon the amount proposed herein. Based on this proposal, the shareholders remuneration related to the year 2010 will reach the total amount of R$9,778,653,432.80 (nine billion, seven hundred seventy-eight million, six hundred fifty-three thousand, four hundred thirty two dollars and eighty cents), equivalent to R$1.873923 (one real, eighty-seven cents, three-tenths, nine and twenty three hundredths millicents) per outstanding common or preferred share, which corresponds to 27% of net income of the aforementioned fiscal year. The mandatory dividend shall be paid in full with no withholdings. Attached below is a comparison chart of the net income per share and of the payment to shareholders in the last three years:

	2010	2009	2008	2007
Net income per share	R$6.91	R$1.97	R$4.08	R$4.14
Interest on shareholders’ equity and dividend per share	R$1. 873923	R$0.575915	R$0.97046	R$0.98641

Note:	Values equal for all species and classes of shares issued by Vale.

Continuation of the Minutes of the Ordinary General Shareholders’ Meeting
held on April 19th, 2011.
IV — INVESTMENT/EXPANSION RESERVES. It is proposed that the remaining balance of retained earnings in the amount of R$23,468,768,238.73 (twenty three billion, four hundred sixty-eight million, seven hundred sixty-eight thousand, two hundred and thirty-eight Reais and seventy-three cents) be allocated to expansion/investment reserve in order to meet the investment projects in the budget of the Vale. Aiming to comply with Article 196 of Law #6404, the investment budget, which is summarized, is below, shall be submitted to the Annual Shareholders’ Meeting for approval.

	In Millions
	US$	R$
In flows
Retained earnings		23.469
(Article 196)
Financing and cash generation		16.520

		39.989

Out flows
Organic growth	19,521	32.526
Projects	17,535	29.217
P&D	1,986	3.309
Operations support	4,479	7.463

	24,000	39.989

Conversion rate was used for December 31, 2010, 1US$ = R$1.6662.
V — SUMMARY. This proposal covers the following allocation of net income for the year 2010:
IN FLOWS R$: Net income of the year — 30,070,050,530.41; Retained earnings — 6,003,167,800.00; TOTAL — 36,073,218,330.41. ALLOCATION: Legal reserve — 1,803,660,916,52; Investment/expansion reserve — 23,468,768,238.73; Tax incentives reserves — 1,022,135,742.36; Remuneration of shareholders — 9,778,653,432.80 (Prepaid interest on shareholders’ equity October 2010 — 1,674,616,571.87; Prepaid interest on shareholders’ equity January 2011 — 1,670,100,000.00; Interest on shareholder’s equity proposal — 6,433,936,860.93); TOTAL — 36,073,218,330.41. Based on the foregoing, we hereby submit to the Board of Directors the present proposal, as resolved by the Executive Officers Board. Rio de Janeiro, February 21, 2011. Roger Agnelli, Chief Executive Officer; Guilherme Perboyre Cavalcanti, Chief Financial Officer and Investor Relations; Carla Grasso, Executive Officer of Human Resources and Corporative Services; Eduardo de Salles Bartolomeo, Executive Officer of Integrated Operations; Mario Alves Barbosa Neto, Executive Officer of Fertilizers; Eduardo Jorge Ledsham, Executive Officer of Exploration, Energy and Projects; Tito Botelho Martins, Executive Officer of Bases Metal Operations; José Carlos Martins, Executive Officer of Marketing, Sales and Strategies.”.

Continuation of the Minutes of the Ordinary General Shareholders’ Meeting
held on April 19th, 2011.
And as a consequence, the Investment Budget for the fiscal year 2011, pursuant article 196 of Law #6,404/76, was also approved.
6.4.	the appointment of the following shareholders as members to the Board of Directors was approved, for a term of until the 2013 Ordinary General Shareholders Meeting is held, as follows:
6.4.1.
ratifying the election, according to the process of direct election by the combination of employees for the purposes set out subparagraph §5th of Article 11 of Vale ´s By-Laws of Messrs. Paulo Soares de Souza, Brazilian, married, electrician, bearer of the identity card #3479023 issued by SSP/MG, enrolled at the General Taxpayer Registry under #541.150.276-49, resident and domiciled at Rua Antonio Germano Barbosa nº 185, Bela Vista, Itabira, MG; and Raimundo Nonato Alves Amorim, Brazilian, married, technician, bearer of the identity card #4.318.638 issued by SSP/PA, enrolled at the General Taxpayer Registry under #147.611.573-72, resident and domiciled at Rua Eldorado nº 789, Bairro Maranhão, in the City of Parauapebas, PA, as Director and Alternate, respectively;

6.4.2.
by the majority of the shareholders, the dissension and the voting abstentions forms of the Federal Union, Caixa Econômica Federal, the funds managed by Argucia Capital Management and Banco do Brasil, Danilo Chammas, Clarice Cassab, and Karina Kato, have been received by the Panel and were duly noted by the majority of the shareholders, the appointment of the following nominees indicated by Valepar:

(i) Mr. Ricardo José da Costa Flores, Brazilian, single, economist, bearer of the identity card #2.334.977 issued by SSP/DF, enrolled at the General Taxpayer Registry under #285.080.334-00, with commercial address at Praia de Botafogo nº 501, 4º andar, Botafogo, in the City of Rio de Janeiro, RJ, as Director, and as his respective Alternate Mr. Marco Geovanne Tobias da Silva, Brazilian, single, bank clerk, bearer of the identity card #718.147 issued by SSP/DF, enrolled at the General Taxpayer Registry under #263.225.791-34, with commercial address at Praia de Botafogo nº 501, 4º andar, Botafogo, in the City of Rio de Janeiro, RJ;
(ii) Mr. Mário da Silveira Teixeira Júnior, Brazilian, married, bank clerk, bearer of the identity card #3.076.007-0 issued by SSP/SP, enrolled at the General Taxpayer Registry under #113.119.598-15, with commercial address at Cidade de Deus, Prédio Vermelho, 4º andar, Vila Yara, in the City of Osasco, SP, as Director and as his respective Alternate Mr. João Moisés de Oliveira, Brazilian, widower, economist, bearer of the identity card #3.776.190-0 issued by SSP/SP, enrolled at the General Taxpayer Registry under #090.620.258-20, with commercial address at Avenida Paulista nº 1.450, 9º andar, in the City of São Paulo, SP;

Continuation of the Minutes of the Ordinary General Shareholders’ Meeting
held on April 19th, 2011.
(iii) Mr. José Ricardo Sasseron, Brazilian, separated, bank clerk, bearer of the identity card #7.746.802-8 issued by SSP/SP, enrolled at the General Taxpayer Registry under #003.404.558-96, with commercial address at Praia de Botafogo nº 501, 4º andar, Botafogo, in the City of Rio de Janeiro, RJ, as Director and as his respective Alternate Mr. Deli Soares Pereira, Brazilian, married, bank clerk, bearer of the identity card #4.473.664-2, issued by SSP/SP, enrolled at the General Taxpayer Registry under #369.030.198-04, with commercial address at Praia de Botafogo nº 501, 4º andar, Botafogo, in the City of Rio de Janeiro, RJ;
(iv) Mr. Robson Rocha, Brazilian, married, administrator, bearer of the identity card #M1.074.263 issued by SSP/MG, enrolled at the General Taxpayer Registry under #298.270.436-68, with commercial address at SBS, Quadra 01, Bloco G, Edifício Sede III, 24º andar, in the City of Brasília, DF, as Director and as his respective alternate Mr. Sandro Kohler Marcondes, Brazilian, married, bank clerk, bearer of the identity card #3.481.959-9 issued by SSP/PR, enrolled at the General Taxpayer Registry under #485.322.749-00, with commercial address at Setor Bancário Sul, Quadra 1, Bloco C, Lote 32, Edifício Sede III, 6º andar, in the City of Brasília, DF;
(v) Mr. Nelson Henrique Barbosa Filho, Brazilian, married, economist, bearer of the identity card #07.555.659-7 issued by IFP/RJ, enrolled at the General Taxpayer Registry under #007.073.727-08, with commercial address at Esplanada dos Ministérios, Bloco P, 4º andar, in the City of Brasília, DF, as Director and as his respective alternate Mr. Eustáquio Wagner Guimarães Gomes, Brazilian, married, administrator, bearer of the identity card #4.332 issued by CRA/MG, enrolled at the General Taxpayer Registry under #009.513.746-72, with commercial address at Praia de Botafogo nº 501, 4º andar, Botafogo, in the City of Rio de Janeiro, RJ;
(vi) Mr. Renato da Cruz Gomes, Brazilian, divorced, engineer, bearer of the identity card #2.659.814 issued by IFP/RJ, enrolled at the General Taxpayer Registry under #426.961.277-00, with commercial address at Avenida Graça Aranha nº 26, 19º andar, Centro, in the City of Rio de Janeiro, RJ, as Director and as his respective alternate Mr. Luiz Carlos de Freitas, Brazilian, married, accountant, bearer of the identity card #7.580.603 issued by SSP/SP, enrolled at the General Taxpayer Registry under #659.575.638-20, with commercial address at Avenida Paulista nº 1.450, 9º andar, in the City of São Paulo, SP;
(vii) Mr. Fuminobu Kawashima, Japanese, married, economist, bearer of passport #TK1637548, with commercial address at 2-1, Ohtemachi 1-Cchome, Chiyoda-ku, in the City of Tokyo, Japan, as Director and as his respective alternate Mr. Hajime Tonoki, Japanese, married, administrator, bearer of passport #TZ0249558, with commercial address at Praia do Flamengo nº 200, 14º andar, Flamengo, in the City of Rio de Janeiro, RJ;
(viii) Mr. Oscar Augusto de Camargo Filho, Brazilian, divorced, lawyer, bearer of the identity card #1.952.457-2 issued by SSP/SP, enrolled at the General Taxpayer Registry under #030.754.948-87, with commercial address at Avenida

Continuation of the Minutes of the Ordinary General Shareholders’ Meeting
held on April 19th, 2011.
das Américas nº 700, Bloco 6, Conjunto 330, Cittá América, Barra da Tijuca, na Cidade do Rio de Janeiro, RJ, as Director and as his respective alternate Mr. Eduardo de Oliveira Rodrigues Filho, Brazilian, married, engineer, bearer of the identity card #03144859-0 issued by IFP/RJ, enrolled at the General Taxpayer Registry under #442.810.487-15, with commercial address at Avenida das Américas nº 700, Bloco 6, Conjunto 330, Cittá América, Barra da Tijuca, in the City of Rio de Janeiro, RJ;
(ix) Mr. Luciano Galvão Coutinho, Brazilian, divorced, economist, bearer of the identity card # SSP/SP nº 8.925.795, enrolled at the General Taxpayer Registry under #636.831.808-20, with commercial address at Avenida República do Chile nº 100, 22º andar, Centro, in the City of Rio de Janeiro, RJ, as Director and as his respective alternate Mr. Paulo Sérgio Moreira da Fonseca, Brazilian, married, economist, bearer of the identity card #2.418.456 issued by IFP/RJ, enrolled at the General Taxpayer Registry under #268.745.477-04, with commercial address at Avenida República do Chile nº 100, 8º andar, Centro, in the City of Rio de Janeiro, RJ;
(x) José Mauro Mettrau Carneiro da Cunha, Brazilian, married, engineer, bearer of the identity card #02549734-8 issued by IFP/RJ, enrolled at the General Taxpayer Registry under #299.637.297-20, with commercial address at Praia de Botafogo nº 300, room 1.101, Botafogo, in the City of Rio de Janeiro, RJ, as a Director of Vale, remaining vacant the alternate position.
For the purposes outlined in Article 146, paragraph 2 of Law # 6,404/76, Director Mr. Fuminobu Kawashima, has nominated and constituted as his attorney Mr. Shunji Komai., Japanese, married, economist, bearer of the Foreigner Identity card #V320140-0 issued by RNE/RJ, enrolled at the General Taxpayer Registry under #057.477.947-79, with commercial address at Praia do Flamengo nº200, 14º andar, in the City of Rio de Janeiro, RJ;
6.5.	the appointment of the Fiscal Council members, whose term shall last until the 2012 Ordinary General Shareholders’ Meeting is held, as follows:
6.5.1.
Mr. Antonio Henrique Pinheiro Silveira, Brazilian, married, economist, bearer of the identity card #114.703.65-51 issued by SSP/BA, enrolled at the General Taxpayer Registry under #010.394.107-07; with commercial address at Esplanada dos Ministérios, Bloco P, Sala 309, in the City of Brasília, DF; and Mr. Marcus Pereira Aucélio, Brazilian, married, engineer, bearer of the identity card # 814.379 issued by SSP/DF, enrolled at the General Taxpayer Registry under #393.486.601-87, with commercial address at Esplanada dos Ministérios, Ministério da Fazenda, Bloco P, Anexo A, 1º andar, Ala A, sala 101, in the City of Brasília, DF as member and respective alternate, as indicated by Federal Union and adhesion of Caixa Econômica Federal;

Continuation of the Minutes of the Ordinary General Shareholders’ Meeting
held on April 19th, 2011.
6.5.2.
Appointed by the majority of the voting shareholders, the dissension and the voting abstentions forms of the Federal Union, Caixa Econômica Federal, the funds managed by Argucia Capital Management and Banco do Brasil, Danilo Chammas, Clarice Cassab, Leandro Uchoas Ribeiro, and Karina Kato, have been received by the Panel and were duly noted, as follows: Mr. Arnaldo José Vollet, Brazilian, married, mathematician, bearer of the identity card # 9.208.006-8 issued by DETRAN/RJ, enrolled at the General Taxpayer Registry under #375.560.618-68, with commercial address at Praia de Botafogo nº 501, 4º andar, Botafogo, in the City of Rio de Janeiro, RJ; Mr. Marcelo Amaral Moraes, Brazilian, married, bachelor in Economics, bearer of the identity card # 07.178.889-7 issued by IFP/RJ, enrolled at the General Taxpayer Registry under #929.390.077-72, with commercial address at Avenida Paulista n° 1.450, 9º andar, in the City of São Paulo, SP; and Mr. Aníbal Moreira dos Santos, Brazilian, married, accountant technician, bearer of the identity card #010912/O-6 issued by CRC/RJ, enrolled at the General Taxpayer Registry under #011.504.567-87, resident and domiciled at Rua Getúlio das Neves nº 25, apto. 204, in the City of Rio de Janeiro, RJ, as effective members of the Fiscal Council, and Mr. Cícero da Silva, Brazilian, married, accountant, bearer of the identity card #221.710 issued by SSP/MT, enrolled at the General Taxpayer Registry under #045.747.611-72, with commercial address at Rua 15 de Novembro nº 310, 5º andar, sala 503, in the City of Campo Grande, MS; and Oswaldo Mário Pêgo de Amorim Azevedo, Brazilian, married, engineer, bearer of the identity card #190.839 issued by Ministério da Marinha, enrolled at the General Taxpayer Registry under #005.065.327-04, resident and domiciled at Rua Sacopã nº 729, apto. 501, in the City of Rio de Janeiro, RJ, as alternates for the first two members appointed hereby, remaining vacant the alternate position for Mr. Aníbal Moreira dos Santos;

6.6.
by the majority of the shareholders, the dissension and the voting abstentions forms of the Federal Union, Caixa Econômica Federal, the funds managed by Argucia Capital Management and Banco do Brasil, Danilo Chammas, Clarice Cassab, and Karina Kato, have been received by the Panel and were duly noted, the determination of the annual global remuneration for the Senior Management, Members of the Board of Directors, Advisory Committees and Fiscal Council members for the year 2011, at up to at up to R$108.961.196,00 to be distributed by the Board of Directors;

6.7.
by the majority of the shareholders, the dissension and the voting abstentions forms of the Federal Union, Caixa Econômica Federal, the funds managed by Argucia Capital Management and Banco do Brasil, Danilo Chammas, Clarice Cassab, and Karina Kato, have been received by the Panel and were duly noted, the determination of the monthly remuneration for each acting member of the Fiscal Council from May 1, 2011, until the holding of the 2012 Ordinary General Shareholders Meeting, at ten per cent of the average remuneration paid to each director. Benefits, allowances and shares in profits not included in that figure, besides the right to reimbursement of traveling and lodging expenses necessary to the performance of their duties. The alternate members will only receive remuneration when substituting for their respective effective members, in case of vacancy, disqualification or absence.

Continuation of the Minutes of the Ordinary General Shareholders’ Meeting
held on April 19th, 2011.
07 — ADJOURNMENT
After been drafted and approved, these Minutes were signed.
Rio de Janeiro, April 19th, 2011.

Ricardo José da Costa Flores Chairman	Fábio Eduardo de Pieri Spina Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2011	Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations